SEWARD & KISSEL LLP
                         1200 G Street, N.W., Suite 350
                             Washington, D.C. 20005
                               Tel: (202) 737-8833
                               Fax: (202) 737-5184


                                                                    May 25, 2005

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

     Re: Registration Statement on Form N-1A of Wintergreen Fund, Inc. (File Nos. 333-124761 and 811-21764)
          ------------------------------------

Ladies and Gentlemen:

          As counsel for and on behalf of Wintergreen Fund, Inc., pursuant to Rule 473(c) of the Securities Act of 1933 (the "Act"), the following delaying amendment, prescribed by Rule 473(a) of the Act, is hereby incorporated into the facing page of the above referenced Registration Statement on Form N-1A:

          "The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine."

          Should you have any questions, please do not hesitate to contact me at
(202) 737-8833.

                                                         Very truly yours,

                                                         /s/ Paul M. Miller
                                                         ------------------
                                                             Paul M. Miller






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